SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 15 March, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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15 March 2021

BP p.l.c.
Fourth quarter interim dividend for 2020
Payments of dividends in sterling

On 2 February 2021, the Directors of BP p.l.c. announced that the interim dividend for the fourth quarter 2020 would be US$0.0525 per ordinary share (US$0.315 per ADS).  This interim dividend is to be paid on 26 March 2021 to shareholders on the share register on 19 February 2021. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. The board has decided not to offer a scrip dividend alternative in respect of the fourth quarter 2020 dividend. Dividend reinvestment plans have been made available for this dividend for ordinary shareholders and ADS holders (subject to certain exceptions) to receive additional bp shares.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 9 to 12 March 2021 (£1 = US$1.39317). Accordingly, the amount of sterling dividend payable in cash on 26 March 2021 will be:

3.7684 pence per share.

Details of the fourth quarter dividend and timetable are available at bp.com/dividends. For further information on your dividend payment options visit bp.com/drip.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 March 2021
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary